# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: United Parks & Resorts Inc., CIK 0001564902
CUSIP: 81282V100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6240 Sea Harbor Drive, Orlando, Florida (FL), 32821
Date of event which requires filing of this statement: 11/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001278951

## Reporting persons
- GoldenTree Asset Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,676,437; sole dispositive power 0; shared dispositive power 2,676,437; aggregate amount beneficially owned 2,676,437 (4.9% of the class)
- GoldenTree Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,676,437; sole dispositive power 0; shared dispositive power 2,676,437; aggregate amount beneficially owned 2,676,437 (4.9% of the class)
  Comment: Limited Liability Company
- Steven A. Tananbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 67,673; shared voting power 2,676,437; sole dispositive power 67,673; shared dispositive power 2,676,437; aggregate amount beneficially owned 2,744,110 (5% of the class)

## Item 1. Issuer
Name of issuer: United Parks & Resorts Inc.
Address of issuer's principal executive offices: 6240 Sea Harbor Drive, Orlando, Florida 32821

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

GoldenTree Asset Management LP (the "Investment Manager")
GoldenTree Asset Management LLC ("IMGP")
Steven A. Tananbaum
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, NY 10022.
Citizenship: Investment Manager and IMGP are organized under the laws of the State of Delaware. Mr. Tananbaum is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based upon 54,550,611 shares of Common Stock outstanding as of October 31, 2025, based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

The securities reported herein include 2,676,437 shares of Common Stock held of record by certain managed accounts (collectively, the "Accounts") for which the Investment Manager serves as investment manager. In addition, Mr. Tananbaum is the holder of record of 67,673 shares of Common Stock. Mr. Tananbaum is the managing member of IMGP, which is the general partner of the Investment Manager. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities held of record by the Accounts.
Percent of class: See Item 11 of each of the cover pages is hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Investment Manager is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The business of Investment Manager is the rendering of financial services and as such, it provides discretionary investment advisory services to each of the Accounts, which have the right to receive the proceeds from the sale of, or the power to direct the receipt of dividends from, the securities reported in this Schedule 13G.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement.

## Signatures
- GoldenTree Asset Management LP: By: GoldenTree Asset Management LLC, its general partner, By: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (11/20/2025)
- GoldenTree Asset Management LLC: By: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (11/20/2025)
- Steven A. Tananbaum: /s/ Steven A. Tananbaum, Steven A. Tananbaum (11/20/2025)